EXEMPTION NO.
82-3772

GDH 粵海投資有限公司 GUANGDONG INVESTMENT LIMITED

Our Ref.: GDI/177/TH/2003

12th August, 2003


03029676

VIA AIR MAIL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Attn.: Special Counsel
Office of International Corporate Finance

SUPPL

03 SEP -2

Dear Sirs,

Re: Guangdong Investment Limited (the "Company")
File Number: 82-3772
Rule 12g3-2 exemption

We refer to the Rule 12g3-2 exemption which has been granted by the Securities and Exchange Commission to the Company and enclose the following public documents of the Company for your records:

1. Monthly Return on Movement of Listed Equity Securities for the month ended 30th June, 2003;

2. 4 sets of Director's/Chief Executive's Notice from:-
   (1) Mr. Li Wenyue dated 14th July, 2003;
   (2) Mr. Ye Xuquan dated 10th July, 2003 (2 sets);
   (3) Mr. Wang Man Kwan, Paul dated 10th July, 2003;

3. Form SC1 dated 3rd July, 2003; and

4. Announcement dated 16th July, 2003.

PROCESSED
SEP 04 2003
THOMSON FINANCIAL

Yours faithfully,
For and on behalf of
GUANGDONG INVESTMENT LIMITED

Theresa L. Ho
Company Secretary

Encls.

香港干諾道中 148 號粵海投資大廈 28 及 29 樓
28/F. and 29/F., Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong
電話 Tel: (852) 2860 4368 圖文傳真 Fax: (852) 2528 4386 國際網址 Internet: //www.gdi.com.hk

CLIENT'S COPY

FORM I

03 SEP -2 AM 7:21

EXEMPTION NO. 82-3772

Monthly Return On Movement of Listed Equity Securities
For the month ended 30 June 2003

To : E-business and Information Services Unit of The Stock Exchange of Hong Kong Limited

From : Guangdong Investment Limited
(Name of Company)

Tengis Limited, Share Registrar — Tel No.: 2980 1818
(Name of Responsible Official)

Date : 7 August 2003

(A) Information on Types of Listed Equity Securities :
(please **tick** wherever applicable)

1. Ordinary shares : ☑ 2. Preference shares : ☑
3. Other classes of shares : ☐ please specify : ______
4. Warrants : ☐ please specify : ______

(B) Movement in Authorised Share Capital :

	No. of Ordinary shares ("Ordinary")/ 3 ¼ per cent Redeemable Cumulative Convertible Preference shares("Preference")/ other classes of shares	Par Value	Authorised Share Capital
Balance at close of preceding month	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00
Increase / (Decrease) (EGM approval date : N/A)	Nil	Nil	Nil
Balance at close of the month :	200,000 (preference) 8,000,000,000 (ordinary)	US$1.00 HK$0.50	US$200,000.00 HK$4,000,000,000.00

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month	5,217,682,672	85,949	N/A
Increase / (Decrease) during the month	1,000,000	Nil	N/A
Balance at close of the month :	5,218,682,672	85,949	N/A

...../2

(D) Details of Movement :

*** please delete and insert "N/A" wherever inapplicable**

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS * Type	No. of Options	Granted	Exercised	Cancelled	No. of Options	
Share Option Scheme Exercise price:						
1. HK$0.5312	80,100,000	Nil	Nil	Nil	80,100,000	
2. HK$0.74	12,700,000	Nil	Nil	Nil	12,700,000	
3. HK$0.814	57,800,000	Nil	600,000	Nil	57,200,000	600,000
4. HK$0.816	31,393,939	Nil	Nil	Nil	31,393,939	
5. HK$0.96	106,500,000	Nil	400,000	Nil	106,100,000	400,000
6. HK$1.22	55,900,000	Nil	Nil	Nil	55,900,000	
7. HK$2.892	2,615,000	Nil	Nil	Nil	2,615,000	
8. HK$3.024	2,850,000	Nil	Nil	Nil	2,850,000	
~~WARRANTS~~* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. N/A Subscription price: HK$	N/A	N/A			N/A	
2. N/A Subscription price: HK$						
CONVERTIBLES* Class	Units	Converted (Units)			Units	
3¼ per cent Redeemable Cumulative Convertible Preference Shares Convertible price: HK$3.7	85,949	N/A			85,949	
~~OTHER ISSUES OF SHARES*~~						
Rights Issue	Price :	Issue and allotment Date :			N/A	
Placing	Price :	Issue and allotment Date :			N/A	
Bonus Issue		Issue and allotment Date :			N/A	
Scrip Dividend		Issue and allotment Date :			N/A	
Repurchase of share		Cancellation Date :			N/A	
Redemption of share		Redemption Date :			N/A	
Consideration issue	Price :	Issue and allotment Date :			N/A	
Others (please specify)	Price :	Issue and allotment Date :			N/A	
Total No. of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month :						1,000,000 ========

Remarks : N/A.

Authorised Signatory :
For and on behalf of
TENGIS LIMITED, Registrar for
Guangdong Investment Limited



Name : Allan Tong
Title : Director - Share Registration

Note :
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

FORM 3 A

EXEMPTION NO.
82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

03 SEP

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,219,582,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
LI	WENYUE	李文岳
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
P965476(7)		262124291471
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604450
		11. e-mail address
		wenyue@gdi.com.hk

12. Date of relevant event

10	07	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	400,000	HKD	1.550	1.543		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	25,400,000	0.49
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	25,000,000	0.48
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

03 SEP

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	4. Number of issued shares in class
3. Class of shares	ORDINARY	5,219,182,672

5. Name of Director (English) as printed on HKID/Passport		8. Name of Director (Chinese)
YE	XUQUAN	叶旭全
(Surname)	(Other names)	
6. HKID/Passport No.	Country of issue of Passport	9. Chinese Character Code
R004702(2)		067324850356
7. Address of Director		10. Daytime tel. No.
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604368
		11. e-mail address

12. Date of relevant event

09	07	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	972,000	HKD	1.560	1.539		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	25,972,000	0.50
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	25,000,000	0.48
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,219,182,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
YE	XUQUAN	叶旭全
(Surname)	(Other names)	
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
R004702(2)		067324850356
7. Address of Director		**10. Daytime tel. No.**
30/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604368
		11. e-mail address

12. Date of relevant event

08	07	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2)		Number of shares bought/sold or involved	Currency of transaction	On Exchange		Off Exchange	
		Before relevant event	After relevant event			Highest price per share	Average price per share	Average consideration per share	Consideration Code (see Table 3)
Long position	122	201	- Select -	700,000	HKD	1.520	1.509		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	26,672,000	0.51
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	25,972,000	0.50
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares	
	Long position	Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy)		Consideration - if derivatives granted by listed corporation			Number of shares
		Begins	Ends	Price for grant	Exercise price	Price on assignment	
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						

FORM 3 A

EXEMPTION NO. 82-3772

DIRECTOR'S/CHIEF EXECUTIVE'S NOTICE - INTERESTS IN SHARES OF LISTED CORPORATION

Notice pursuant to s. 347 of Part XV of the Securities and Futures Ordinance (Cap. 571)

Form for use by a director or chief executive ("director") giving an Initial Notification or notice of :

(i) Acquiring an interest in shares or a short position in shares of a listed corporation of which he is a director;

(ii) Changes in the nature of his interest in such shares; and

(iii) Ceasing to have an interest in such shares (complete Boxes 1 to 16 and 24 only).

This Form must be completed in accordance with the directions and instructions in the Notes to Form 3A.

1. Name of listed corporation		
GUANGDONG INVESTMENT LIMITED		
2. Stock code	270	**4. Number of issued shares in class**
3. Class of shares	ORDINARY	5,219,182,672

5. Name of Director (English) as printed on HKID/Passport		**8. Name of Director (Chinese)**
WANG (Surname)	MAN KWAN, PAUL (Other names)	王萬鈞
6. HKID/Passport No.	**Country of issue of Passport**	**9. Chinese Character Code**
E765340(2)		376955026874
7. Address of Director		**10. Daytime tel. No.**
28/F., GUANGDONG INVESTMENT TOWER, 148 CONNAUGHT ROAD CENTRAL, HONG KONG		28604368
		11. e-mail address
		paulwang@gdi.com.hk

12. Date of relevant event

09	07	2003
(day)	(month)	(year)

13. Date when director became aware of the relevant event/ interest in the shares (if later)

(day)	(month)	(year)

14. Details of relevant event

	Relevant event code describing circumstances (see Table 1)	Code describing capacity in which shares were/are held (see Table 2) – Before relevant event	Code describing capacity in which shares were/are held (see Table 2) – After relevant event	Number of shares bought/sold or involved	Currency of transaction	On Exchange – Highest price per share	On Exchange – Average price per share	Off Exchange – Average consideration per share	Off Exchange – Consideration Code (see Table 3)
Long position	122	201	- Select -	200,000	HKD	1.560	1.553		- Select -
Short position	- Select -	- Select -	- Select -						

15. Total shares in listed corporation immediately before the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,200,000	0.10
Short position		

16. Total shares in listed corporation immediately after the relevant event

	Total number of shares	Percentage figure (%)
Long position	5,000,000	0.10
Short position		

17. Capacity in which interests disclosed in Box 16 are held (required for Initial Notification only)

Code describing capacity (see Table 2)	Number of shares – Long position	Number of shares – Short position
- Select -		
- Select -		
- Select -		
- Select -		
- Select -		

18. Further information in respect of derivative interests in listed corporation

	Code describing derivatives (see Table 4)	Exercise period (dd/mm/yyyy) – Begins	Exercise period (dd/mm/yyyy) – Ends	Consideration - if derivatives granted by listed corporation – Price for grant	Exercise price	Price on assignment	Number of shares
Long position(s)	- Select -						
	- Select -						
	- Select -						
	- Select -						
Short position(s)	- Select -						
	- Select -						
	- Select -						

19. **Further information in relation to interests of children under 18 and/or spouse**

Name of child/spouse	Address	Number of shares	
		Long position	Short position

20. **Further information in relation to interests of corporations controlled by Director**

Name of corporation	Address and place of incorporation	Name of controlling shareholder	% control	Direct interest (Y/N)	Number of shares	
					Long position	Short position

21. **Further information in relation to interests held by Director jointly with another person**

Name of joint shareholder	Address	Number of shares	
		Long position	Short position

22. **Further information from a director who is a trustee, or beneficiary of a trust, or a person who has set up a Discretionary Trust**

Name of Trust	Address	Status Code (see Table 5)	Number of shares	
			Long position	Short position
		- Select -		
		- Select -		
		- Select -		

23. **Further information from a party to an agreement under Section 317 (Please see Notes for further information required)**

Names of other parties	Address	Number of shares
Total number of shares in which substantial shareholder is interested under section 317 and 318		

24. Date of filing this Form 3A

10	07	2003
(day)	(month)	(year)

25. Number of continuation sheets 0

26. Number of attachments 0



Companies Registry
公司註冊處

Form 表格 SC1

EXEMPTION NO. 82-3772

Return of Allotments
股份分配申報表

Company Number 公司編號: 31340

1 Company Name 公司名稱

GUANGDONG INVESTMENT LIMITED 粵海投資有限公司

2 Date(s) of Allotment 分配日期 (Note 註 2)

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
21	05	2003	To 至	24	06	2003

3 Totals of this Allotment 此股份分配的總款額:-

Nominal Amount Paid and Payable 已繳及應繳的總面額 (Note 註 3) HK$ 6,000,000.00

Premium Amount Paid and Payable [(A) + (B)] 已繳及應繳的溢價總額 [(A) +(B)] HK$ 941,840.00

4 Cumulative Total of Paid-up Capital (Including this Allotment)
累積繳足股款總額 (包括此分配)

HK$ 2,609,341,336.00
US$ 85,949.00

5 Shares Allotted for Cash 用現金支付的分配股份

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Paid and Payable on Each Share 每股已／應繳付的款額		Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (A) 已繳及應繳的溢價總款額
			Paid 已繳付	Payable 應繳付		
Ordinary Shares	10,200,000	HK$0.50	HK$0.5312	-	HK0.0312	HK$318,240.00
Ordinary Shares	1,400,000	HK$0.50	HK$0.814	-	HK0.314	HK$439,600.00
Ordinary Shares	400,000	HK$0.50	HK$0.96	-	HK0.46	HK$184,000.00

Presentor's Name and Address
提交人的姓名及地址

TENGIS LIMITED
G/F BANK OF EAST ASIA HARBOUR VIEW CENTRE
56 GLOUCESTER ROAD
WANCHAI
HONG KONG

OUR REF:

For Official Use
請勿填寫本欄

Your Receipt
Companies Registry
H.K.

04/07/2003 AA145258
CR No. : -031340-
Sh. Form : SC1

Return of Allotments
股份分配申報表

Company Number 公司編號

31340

6 **Shares Allotted for other than Cash** 非現金支付的分配股份 (Note 註 4)

Class of Shares 股份類別	No. of Shares Allotted 獲分配的股份數目	Nominal Value of Each Share 每股的面值	Amount Treated As Paid on Each Share 每股被視作已繳付的款額	Premium on Each Share 每股的溢價款額	Total Premium Paid and Payable (B) 已繳及應繳的溢價總款額
			N/A		

Consideration for which the Shares have been Allotted 分配上述股份的代價

N/A

7 **Details of Allottees** 獲分配股份者的詳情

Name, Occupation and Description 姓名／名稱，職業及描述	Address 地址	No. of Shares Allotted by Class 各類別股份分配的數目		
		Class 類別	Class 類別	Class 類別
		Ordinary		
LAI MEI LIN (INVESTOR)	FLAT H 20/F BLOCK 2 MOUNT HAVEN 3 LIU TO ROAD TSING YI NEW TERRITORIES	400,000		
LAM YEE MEI KATHERINE (INVESTOR)	FLAT 109 BLOCK J KORNHILL HONG KONG	200,000		
LEE KAM PING KAREN (INVESTOR)	FLAT 17C BLOCK 1 ILLUMINATION TERRACE 5 TAI HANG ROAD HONG KONG	600,000		
LI WENYUE (DIRECTOR)	29/F GUANGDONG INVESTMENT TWR 148 CONNAUGHT ROAD CENTRAL HONG KONG	5,000,000		
TAM CHIU PANG JAFFE (INVESTOR)	FLAT 1A BLOCK 5 NO 1 HEE WONG TERRACE KENNEDY TOWN HONG KONG	800,000		
YE XUQUAN (INVESTOR)	29/F GUANGDONG INVESTMENT TWR 148 CONNAUGHT ROAD CENTRAL HONG KONG	5,000,000		
	Total Shares Allotted by Class 各類股份分配總額	12,000,000		

Signed 簽名 : 

(Name 姓名) : (Ho Lam Lai Ping, Theresa) Date 日期 : 3 July 2003

~~Director 董事~~／Secretary 秘書 *

*Delete whichever does not apply 請刪去不適用者

The Standard
17th July, 2003



GUANGDONG INVESTMENT LIMITED
(粵海投資有限公司)

(incorporated in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

GIHM, a wholly-owned subsidiary of the Company, has entered into certain connected transactions in connection with the provision of hotel management services, details of which are set out in this announcement and summarised below.

Pursuant to the Hotel Management Agreements, GIHM has agreed to provide hotel management services to (a) Dongshen in relation to Golden Lake Hotel and Park View Hotel; (b) Guangdong Assets Management and Nam Yue Hotel Management in relation to Fu Hua Hotel.

Each of the above transactions constitutes a connected transaction for the Company and discloseable in accordance with Rule 14.25 of the Listing Rules.

The total of the consideration payable in respect of the Hotel Management Agreements represents less than the higher of (i) HK$10,000,000, or (ii) HK$160,516,000 being the monetary threshold of 1% of the modified asset value of the Company and its subsidiaries as at 31 December 2002.

Shareholders' approval is not required in respect of the above transactions.

Provision of Hotel Management Services

On 14 July 2003, GIHM, a wholly-owned subsidiary of the Company, entered into the Hotel Management Agreements pursuant to which GIHM has agreed on the terms on which to manage Golden Lake Hotel, Park View Hotel and Fu Hua Hotel from 1 January 2003.

The terms and hotel management fees are as follows:

Hotel	Term	Management fee
Golden Lake Hotel	5 years (1 January 2003 to 31 December 2007)	One-off payment of RMB273,592 plus 2% on the total operating income
Park View Hotel	5 years (1 January 2003 to 31 December 2007)	One-off payment of RMB19,585 plus 2% on the total operating income
Fu Hua Hotel	3 years (1 January 2003 to 31 December 2005)	2% on total operating income or HK$100,000 annually (whichever is higher) plus 10% on net profit after tax

GIHM has provided hotel management services for the 3 hotels since 1 January 2003. However, as the terms of each of the Hotel Management Agreements were at that time still under negotiation, no management fees (including the one-off payments) have been paid or received thus far.

The responsibilities of GIHM under the Hotel Management Agreements include managing the hotels and their operations and assisting the hotels to develop a standardised management system consistent with the best practices of the industry to improve the quality of their services and to maximise profits.

Pursuant to the term of each Hotel Management Agreement, if any party is in default, the non-defaulting party may issue notice to other party for the rectification of the same within 15 days of the issuance of the notice, failing which, the non-defaulting party is entitled to terminate the Hotel Management Agreement forthwith.

Connected Persons

Dongshen, Guangdong Assets Management and Nam Yue Hotel Management are connected persons (as defined in the Listing Rules) of the Company for the reasons set out below.

Dongshen is a wholly-owned subsidiary of 廣東粵港投資控股有限公司 (Guangdong Yue Gang Investment Holdings Company Limited), which holds 100% of GDH.

Guangdong Assets Management and Nam Yue Hotel Management are indirect wholly-owned subsidiaries of GDH.

GDH which, together with its associates (as defined in the Listing Rules), currently holds approximately 57.71% of the issued ordinary shares of the Company and is a substantial shareholder of the Company.

Reasons for the Transactions

The Hotel Management Agreements are arrangements entered into in the ordinary and usual course of business of GIHM. All of the transactions constituted by the Hotel Management Agreements are on normal commercial terms and are negotiated on an arms-length basis. The management fees are in line with market rates.

It is expected that entry into the Hotel Management Agreements will enhance the portfolio and therefore market coverage of GIHM.

The Directors, including the independent non-executive directors, of the Company are of the view that the terms of the Hotel Management Agreements are fair and reasonable and in the interests of both the Company and its shareholders as a whole.

Connected Transactions

Each of the counterparties to GIHM in respect of each of the Hotel Management Agreements is a connected person of the Company and thus, the Hotel Management Agreements constitutes a connected transaction of the Company under the Listing Rules.

The total of the consideration payable in respect of the Hotel Management Agreements represents less than the higher of (i) HK$10,000,000, or (ii) HK$160,516,000, being the monetary threshold of 1% of the modified asset value of the Company and its subsidiaries as at 31 December 2002 as determined under the modified assets test under the Modified Calculation Concession.

Shareholders and investors are reminded that the Company has been granted approval by the Stock Exchange to apply the Modified Calculation Concession in relation to notifiable transactions in accordance with the

Accordingly pursuant to Rule 14.25 of the Listing Rules, the approval of the shareholders of the Company is not required in respect of the above transactions.

Details of the above transactions are however required to be disclosed by way of this press announcement. In addition, details of the transactions will also be included in the next published annual report and accounts of the Company in accordance with Rule 14.25(1)(A) to (D) of the Listing Rules.

The principal core businesses of the Company include water distribution, electric power generation, toll roads and bridges, property investment and development, and hotel operations and management.

Definitions:

"Company"	Guangdong Investment Limited;
"Dongshen"	深圳市東深投資控股有限公司 (Shenzhen Dongshen Investment Holding Co. Ltd.), a company established in the PRC;
"Fu Hua Hotel"	Fu Hua Hotel Company Limited, a hotel located in Macau with approximately 156 rooms and which started operations in 1994;
"Fu Hua Hotel Management Agreement"	a management service agreement dated 14 July 2003 between GIHM and Guangdong Assets Management and Nam Yue Hotel Management relating to the management of the Fu Hua Hotel;
"GDH"	GDH Limited;
"Golden Lake Hotel"	東莞市金湖酒店, a hotel located in Dongguan, the PRC with approximately 248 rooms and which started operations in 1993;
"Golden Lake Hotel Management Agreement"	a management service agreement dated 14 July 2003 between GIHM and Dongshen relating to the management of the Golden Lake Hotel;
"Guangdong Assets Management"	Guangdong Assets Management (BVI) No. 10 Limited, a company incorporated in the British Virgin Islands;
"GIHM"	Guangdong (International) Hotel Management Limited, a wholly-owned subsidiary of the Company;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"Hotel Management Agreements"	the Golden Lake Hotel Management Agreement, the Park View Hotel Management Agreement and the Fu Hua Hotel Management Agreement;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Macau"	the Macau Special Administrative Region of the PRC;
"Nam Yue Hotel Management"	Nam Yue Hotel Management Company Limited, a company incorporated in Macau;
"Park View Hotel"	深圳東深實業發展公司水庫酒店, a hotel located in Shenzhen, the PRC with approximately 78 rooms and which started operations around 1986;
"Park View Hotel Management Agreement"	a management service agreement dated 14 July 2003 between GIHM and Dongshen relating to the management of the Park View Hotel;
"PRC"	the People's Republic of China; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.